Vasogen Inc.
                                                               INVESTOR CONTACT
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                   Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                    Investor Relations
www.vasogen.com                                                  (905) 569-9065
                                                           investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

         Vasogen Results Presented at American Heart Association Meeting

Toronto, Ontario (November 13, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that previously reported research results, demonstrating the beneficial effects of its VasoCare(TM) immune modulation therapy for the treatment of cardiovascular diseases, were presented at the 73rd Scientific Sessions of the American Heart Association (AHA) in New Orleans. Controlled studies demonstrated that in pre-clinical models and in patients with advanced peripheral vascular disease, VasoCare(TM) therapy produced a significant improvement in the function of the endothelial cells which line blood vessels and are crucial for normal vascular function. Impaired endothelial cell function is recognized as a major factor in the development and progression of atherosclerosis (hardening of the arteries), leading to heart attack, stroke, and other cardiovascular disease complications.

Results presented at the AHA conference involved a study conducted by Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital, University of Toronto, demonstrating the ability of VasoCare(TM) therapy to significantly increase blood vessel function in a pre-clinical model of severe atherosclerosis. Blood vessel function was assessed in VasoCare(TM)-treated versus untreated control animals by measuring relaxation of arteries in response to acetylcholine, a potent dilator of blood vessels in animals with normal endothelial cell function. A three-fold greater maximal endothelial-dependent relaxation of more than 55% was observed in VasoCare(TM)-treated animals, compared to the 15% relaxation observed in the untreated control group (p<0.05).

These results are consistent with the outcome of a placebo-controlled double-blind clinical trial of VasoCare(TM) therapy in patients with advanced peripheral vascular disease (PVD) that was also presented at the AHA conference. The PVD trial, conducted under the direction of Professor Lars Edvinsson, Department of Internal Medicine at the University of Lund, Sweden, measured changes in the recovery rate of skin blood flow and oxygen tension following total occlusion of blood flow to the extremities - a measurement indicative of an improvement in endothelial cell function. The Lund trial enrolled eighteen patients who were randomly assigned to one of two groups: one group received two courses of VasoCare(TM) therapy over a nine-week period, and a control group received two courses of a placebo treatment. In patients receiving VasoCare(TM) therapy, improvement in the rate of recovery of skin blood flow was noted as early as six weeks after the initiation of therapy. At 18 weeks, the rate of recovery of skin blood flow was significantly faster in the VasoCare(TM) group when compared to baseline (recovery time 27% of baseline, p<0.05), whereas in the control group there was no significant change. Recovery of skin oxygen content was also significantly faster in the VasoCare(TM) group at 18 weeks (p<0.03).


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                          .                          ..page 2, November 13, 2000

"The results presented at the AHA provide evidence that VasoCare(TM) therapy has the potential to significantly increase blood vessel function in patients with atherosclerosis," commented Dr. Clive Ward-Able, Vasogen's Vice-President of Research and Development. "These studies further support the rationale for our ongoing double-blind placebo-controlled clinical trial in peripheral vascular disease patients that is on schedule to report results by the end of November."

The AHA's Scientific Sessions is noted as the premier annual meeting in the world devoted to cardiovascular research and medicine. Approximately 35,000 individuals including cardiologists, internists, researchers, family practitioners, surgeons, and nurses are expected to attend the meeting.

  Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe,effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or the contents of this news release.